Exhibit 5.7

September 7, 2006

Re:	Crystallex International Corporation (the “Corporation”)

We refer to (i) the executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. (“SNC-Lavalin”) and other independent consultants in September 2003 (the “20,000 TPD Feasibility Study”) and (ii) the development plan (update to the 20,000 TPD Feasibility Study) completed by SNC-Lavalin and other independent consultants in August 2005 (the “2005 Development Plan”).

We consent to the use by Crystallex International Corporation in connection with its Registration Statement on Form F-10 and related prospectus, dated September 7, 2006, and any amendments thereto (the “Registration Statement”), of the sections of the 20,000 TPD Feasibility Study and the 2005 Development Plan prepared by us. We also consent to all references to us in the Registration Statement, including under the heading “Experts.”

We have read the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained in the Registration Statement which is derived from the sections of the 20,000 TPD Feasibility Study and the 2005 Development Plan prepared by us or for which we were responsible or within our knowledge as a result of the services performed by us as set out in the Registration Statement.

Yours truly,
J. R. Goode and Associates
/s/ J.R. Goode
J.R. Goode, P.Eng.
Principal